UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 11)

                           TF Financial Corporation
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
                        (Title of Class of Securities)

                                  872 391 107
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               November 8, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box <square>.

   Check the following box if a fee is being paid with the statement <square>.


                              Page 1 of 9 Pages

                        SCHEDULE 13D

CUSIP NO.  872 391 107                                  PAGE  2  OF  9  PAGES




1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 J.J. Cramer & Co.

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)
                       (b) X
3.            SEC USE ONLY

4.            SOURCE OF FUNDS

                  N/A
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

              7.                  SOLE VOTING
                                  POWER
NUMBER OF
SHARES                                200,000
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8.                  SHARED VOTING
                                  POWER

                                      -0-
              9.                  SOLE
                                  DISPOSITIVE
                                  POWER

                                      200,000
              10.                 SHARED
                                  DISPOSITIVE
                                  POWER

                                      -0-
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  200,000
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.7%
14.           TYPE OF REPORTING PERSON

                  CO

                        SCHEDULE 13D

CUSIP NO.  872 391 107                              PAGE  3  OF  9  PAGES




1.              NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    James J. Cramer

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)
                         (b) X


3.              SEC USE ONLY

4.              SOURCE OF FUNDS

                    N/A
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

                7.                       SOLE VOTING
                                         POWER
NUMBER OF
SHARES                                       -0-
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
                8.                       SHARED VOTING
                                         POWER

                                             200,000
                9.                       SOLE
                                         DISPOSITIVE
                                         POWER

                                             -0-
                10.                      SHARED
                                         DISPOSITIVE
                                         POWER

                                             200,000
11.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    200,000
12.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES

13.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.7%
14.             TYPE OF REPORTING PERSON

                    IN

                        SCHEDULE 13D

CUSIP NO.  872 391 107                              PAGE  4  OF  9  PAGES


1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Karen L. Cramer

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)
                         (b) X
3               SEC USE ONLY

4               SOURCE OF FUNDS

                    N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6               CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

                7                        SOLE VOTING
                                         POWER
NUMBER OF
SHARES                                       -0-
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
                8                        SHARED VOTING
                                         POWER

                                             200,000
                9                        SOLE
                                         DISPOSITIVE
                                         POWER

                                             -0-
                10                       SHARED
                                         DISPOSITIVE
                                         POWER

                                             200,000
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            200,000
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.7%
14              TYPE OF REPORTING PERSON

                    IN

                        SCHEDULE 13D

CUSIP NO.  872 391 107                              PAGE  5  OF  9  PAGES


1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cramer Partners, L.P.

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)
                         (b) X

3               SEC USE ONLY

4               SOURCE OF FUNDS

                    N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6               CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                7                        SOLE VOTING
NUMBER OF                                POWER
SHARES
BENEFICIALLY                                     200,000
OWNED BY EACH
REPORTING
PERSON
WITH
                8                        SHARED VOTING
                                         POWER

                                                 -0-
                9                        SOLE
                                         DISPOSITIVE
                                         POWER

                                             200,000

                10                       SHARED
                                         DISPOSITIVE
                                         POWER

                                             -0-

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    200,000

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.7%
14              TYPE OF REPORTING PERSON

                    PN

                        SCHEDULE 13D

CUSIP NO.  872 391 107                              PAGE  6  OF  9  PAGES


1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cramer Capital Corporation

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)
                         (b) X

3               SEC USE ONLY

4               SOURCE OF FUNDS

                    N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6               CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                7                        SOLE VOTING
                                         POWER
NUMBER OF
SHARES                                       200,000
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
                8                        SHARED VOTING
                                         POWER

                                             -0-

                9                        SOLE
                                         DISPOSITIVE
                                         POWER

                                             200,000

                10                       SHARED
                                         DISPOSITIVE
                                         POWER

                                             -0-

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    200,000
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.7%
14              TYPE OF REPORTING PERSON

                    CO

CUSIP NO. 872 391 107                                  Page 7 of 9 Pages



ITEM 1.   SECURITY AND ISSUER.

          The undersigned hereby amends the statement on Schedule 13D, dated October 5, 1994, as amended by Amendment No. 1, dated November 7, 1994, as amended by Amendment No. 2, dated December 21, 1994, as amended by Amendment No. 3, dated February 8, 1996, as amended by Amendment No. 4, dated March 1, 1996 as amended by Amendment No. 5, dated March 7, 1996, as amended by Amendment No. 6, dated April 17, 1996 as amended by Amendment No. 7, dated July 15, 1996, as amended by Amendment No. 8, dated August 14, 1996 as amended by Amendment No. 9, dated August 28, 1996 and as amended by Amendment No. 10, dated October 23, 1996 (the "Statement") filed by the undersigned relating to the Common Stock, par value $0.10 per share of TF Financial Corporation, a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

          The 200,000 Shares held by the Reporting Persons were purchased with the personal funds of the Partnership in the aggregate amount of $2,364,075.50.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

          (a)   This statement on Schedule 13D relates to 200,000
                Shares beneficially owned by the Reporting Persons, which constitute approximately 4.7% of the issued and outstanding Shares.

          (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 200,000 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 200,000 Shares.

          (c) Since the last filing, the Reporting Persons sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such sales were made on the open market.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

          Item 6 of the Statement is amended by (i) deleting on the second line the number "250,000" and replacing it with the number "200,000".

CUSIP NO. 872 391 107                              Page  8  of 9 Pages



                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1996


                            J.J. CRAMER & CO.



                            By: /S/JAMES J. CRAMER
                                 Name:  James J. Cramer
                                 Title: President

                            /S/JAMES J. CRAMER
                            James J. Cramer


                            /S/KAREN L. CRAMER
                            Karen L. Cramer


                            CRAMER PARTNERS, L.P.

                            By: CRAMER CAPITAL CORPORATION,
                                 its general partner


                            By: /S/JAMES J. CRAMER
                                 Name:  James J. Cramer
                                 Title:    President



                            CRAMER CAPITAL CORPORATION


                            By: /S/JAMES J. CRAMER
                                 Name:  James J. Cramer
                                 Title:    President

CUSIP NO. 872 391 107                                   Page 9  of  9 Pages




                                         EXHIBIT A

                               Transactions in Common Stock
                                      of The Company



CRAMER PARTNERS, L.P.


TRADE DATE         NO. OF SHARES         COST (SALES             SALE/
                                       PRICE) PER SHARE         PURCHASE

  11/5/96               25,000                15.75                 S
  11/8/96               25,000                15.875                S